United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-30838
InfoVista S.A., NASDAQ Global Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
6, rue de la Terre de Feu, 91940 Les Ulis, France 01133164868565

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American Depositary Shares, each representing one ordinary share, nominal value of (euro) 0.54 per share
Ordinary share, nominal value (euro) 0.54 per share*

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17CFR240.12d2-2(a)(1)
☐ 17CFR240.12d2-2(a)(2)
☐ 17CFR240.12d2-2(a)(3)
☐ 17CFR240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Feb 20th 2007	By: /s/ Philippe Ozanian	CFO

Date	Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.